As filed with the Securities and Exchange Commission on November 24, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


         Report for the three and nine months ended September 30, 2003

                             DYNEA INTERNATIONAL OY

                      13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  [ ]                               Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   [ ]                                    No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):   N/A

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             DYNEA INTERNATIONAL OY





                                             By: /s/ Filip Frankenhaeuser
                                                 -------------------------------
                                                 Name: Filip Frankenhaeuser
                                                 Title:  Chief Financial Officer



Date: November 24, 2003

Dynea International Oy


Management discussion and analysis for the three and nine month periods ended September 30, 2003

This discussion and analysis should be read together with the consolidated financial statements of Dynea International, and the notes related to those financial statements.

Some statements in this discussion are not historical facts and are "forward-looking." Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Dynea International's actual results, performance or achievements or industry results to be materially different from those expressed or implied by forward-looking statements. A discussion of important factors that could cause Dynea International's actual results of operations or financial condition to differ from expectations is set forth from time to time in its periodic filings with the U.S. Securities and Exchange Commission. Dynea International's results for the period from January 1, 2003 to September 30, 2003 are not necessarily indicative of results that will be achieved during the year ending December 31, 2003.

Beginning in the first quarter of 2003, Dynea International divided its Bonding and Surfacing business segment into the Panel Board Resins and Industrial and Surfacing operating segments, to better reflect the ongoing operations of its business. Prior periods have been restated to reflect this change. In addition, Other Operations and Discontinued Operations are reported separately.

The operating segments listed below are described in this report for the three and nine month periods ended September 30, 2003:

Panel Board Resins consist of businesses related to mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, medium density fiberboard and oriented strand board. Dynea International manufactures such panel board resins in 32 plants in 21 countries. Most of the panel board resins plants also manufacture products for the industrial and surfacing segment.

Industrial and Surfacing consists of businesses related to industrial resins, wood and specialty adhesives and paper overlays products. Industrial resins are used for producing paper overlays, insulation materials and specialty products for applications such as abrasives, foam, friction products, filters, resins for foundry and molding compounds. Wood adhesives are used in manufacture of engineered and interior wood products whereas specialty adhesives are used for paper and packaging applications. Paper overlays manufacture both industrial and decorative paper overlays.

Other Operations includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support, corporate functions and treasury operations.

Discontinued Operations includes oil field chemical production operations for chemicals that are used to facilitate oil production and transportation. These operations were sold in January 2003.

Operating results for the three month period and nine month period ended September 30, 2003, compared to operating results for the three month period and nine month period ended September 30, 2002.

The financial data for the three and nine month periods set out below are derived from Dynea International's consolidated profit and loss accounts for that period. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

All amounts in (euro) millions              3 months ended       3 months ended      9 months ended      9 months ended
                                        September 30, 2003   September 30, 2002  September 30, 2003   September 30 2002
Sales
     Panel Board Resins                            123.2              115.3               369.1              349.6
     Industrial and Surfacing                      112.5               96.8               352.7              295.7
     Other Operations                                6.3                6.3                21.0               19.3
     Discontinued Operations                         -                 16.3                 -                 53.3
--------------------------------------- -------------------- ------------------- ------------------ ------------------
     Total................                         242.0              234.7               742.8              717.9
Primary Operating Expenses (1)
     Panel Board Resins                           (113.8)            (103.1)             (341.4)            (310.4)
     Industrial and Surfacing                     (106.7)             (88.2)             (327.3)            (262.0)
     Other Operations                               (9.8)              (9.2)              (30.5)             (27.2)
     Discontinued Operations                         -                (14.8)                -                (48.0)
--------------------------------------- -------------------- ------------------- ------------------ ------------------
     Total................                        (230.3)            (215.3)             (699.2)            (647.6)
EBITDA (2)
     Panel Board Resins                              9.4               12.2                27.7               39.2
     Industrial and Surfacing                        5.8                8.6                25.4               33.7
     Other Operations                               (3.5)              (2.9)               (9.5)              (7.9)
     Discontinued Operations                         -                  1.5                 -                  5.3
--------------------------------------- -------------------- ------------------- ------------------ ------------------
     Total...............                           11.7               19.4                43.6               70.3
Depreciation and Amortization
     Panel Board Resins                             (5.1)              (4.9)              (15.5)             (15.2)
     Industrial and Surfacing                       (6.8)              (6.5)              (20.7)             (19.9)
     Other Operations                               (0.9)              (0.8)               (2.4)              (2.3)
     Discontinued Operations                         -                 (0.9)                -                 (2.7)
--------------------------------------- -------------------- ------------------- ------------------ ------------------
     Total..............                           (12.8)             (13.1)              (38.6)              40.1
Restructuring and Impairment
     Other Operations                                -                  0.7                 -                  0.7
Profit on Sale of Operations
     Discontinued Operations                         -                  -                   3.8                -
Operating Profit
     Panel Board Resins                              4.3                7.3                12.2               24.0
     Industrial and Surfacing                       (1.0)               2.1                 4.7               13.8
     Other Operations                               (4.4)              (3.0)              (11.9)              (9.5)
     Discontinued Operations                         -                  0.6                 3.8                2.6
--------------------------------------- -------------------- ------------------- ------------------ ------------------
     Total...............                           (1.1)               7.0                 8.8               30.9
Finance Costs............                          (13.9)             (16.5)              (46.8)             (35.2)
Shares of Results of Associates
   and Joint Ventures....                            4.0                5.0                13.4                4.2
Income Tax Expense                                  (1.4)              (1.1)              (18.6)              (4.2)
Minority Interest.........                          (0.5)              (1.0)               (1.8)              (2.6)
--------------------------------------- -------------------- ------------------- ------------------ ------------------
Net Loss..................                         (12.9)              (6.6)              (45.0)              (6.9)
--------------------------------------- -------------------- ------------------- ------------------ ------------------

--------

(1) Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used, services and rents, staff costs, and other operating expenses, offset by other income and are equivalent to the sum of variable and fixed costs, less restructuring and impairment charges, in prior periods.

(2) EBITDA, as defined by the company, represents operating income excluding restructuring and impairment charges and depreciation and amortization charges. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. We have included the EBITDA, a non-GAAP measure, because we understand that EBITDA is used by certain investors, not as a measure of our operating results, but as a measure of our historical ability to meet debt service and capital expenditure requirements. We have excluded restructuring and repositioning charges from EBITDA because we believe this presentation increases comparability from period to period. EBITDA should not be considered as an alternative measure of operating results, cash flow from operations, or debt determined under generally accepted accounting priciples (GAAP).

Sales

Dynea International's sales in the three months ended September 30, 2003 increased 3% to (euro)242.0 million from (euro)234.7 in the three months ended September 30, 2002. Similarly, Dynea International's sales in the first nine months of 2003 increased 3% to (euro)742.8 million from (euro)717.9 million in the first nine months of 2002. Excluding the impact of foreign exchange rate fluctuations, Dynea International's sales increased 14% in the first nine months of 2003.



Panel Board Resins

Sales values from panel board resins increased 7% to (euro)123.2 million in the third quarter of 2003 from (euro)115.3 million in the third quarter of 2002. In addition, sales values from panel board resins increased 6% to (euro)369.1 million in the first nine months of 2003 from (euro)349.6 million in the first nine months of 2002. Sales volumes increased by 1% in the third quarter of 2003 from the corresponding period in 2002. However, sales volumes decreased by 3% in the first nine months of 2003 compared to the first nine months of 2002. The increase in sales value in both the third quarter and first nine months of 2003 is primarily attributable to higher average prices during the first nine months of 2003. Panel board resin product prices are influenced by raw material prices and due to increases in raw material prices during this period, product prices were higher than in the previous year.

In Europe, sales volumes from panel board resins increased by 7% in the third quarter of 2003 compared with the same period in 2002. In the first nine months of 2003, especially in Central Europe, the weak economy and difficult market conditions resulted in a decline in panel board production and sales volumes from panel board resins stayed unchanged compared with the same period in 2002. As sales prices increased during the first nine months of 2003 as a result of higher raw material prices, total sales value from panel board resins in Europe grew 11% compared to the same period in 2002. In the third quarter of 2003 total sales value increased by 7% compared to the same period in 2003.

In North America, sales volumes from panel board resins decreased by 1% in the third quarter of 2003 and by 3% in the first nine months of 2003 due to shutdowns and curtailments among Dynea International's customers during the period resulting from overcapacity in the panel board industry. Sales value increased by 7% during the third quarter and by 1% first nine months of 2003 compared to the same periods in 2002. Excluding the impact of foreign exchange rate fluctuations, sales value from panel board resins in North America increased 17% in the third quarter and 18% in the first nine months of 2003 compared with the same periods in 2002.

In Asia Pacific, the slowdown in demand for panel board resins resulted in a decrease of 9% in sales volume in the third quarter of 2003 compared to the third quarter of 2002. Similarly, during the first nine months of 2003, sales volumes of panel board resins decreased 9% from the first nine months of 2002. Sales values increased by 6% in the third quarter of 2003 compared to the same period in 2002 and total sales value for the nine months of 2003 increased by 3% compared to the nine months ended September 30, 2002. The increases in sales values are due to increased sales prices as a result of higher raw material prices.


Industrial and Surfacing

Sales values from industrial and surfacing increased 16% to (euro)112.5 million in the three months ended September 30, 2003 from (euro)96.8 million in the three months ended September 30, 2002. Similarly, sales values from industrial and surfacing increased 19% to (euro)352.7 million in the first nine months of 2003 from (euro)295.7 million in the first nine months of 2002.

Within industrial and surfacing, sales values from industrial resins increased by 75% during the third quarter of 2003 compared to the third quarter of 2002. Similarly, sales values from industrial resins increased by 71% during the first nine months of 2003 compared to the corresponding period in 2002. Sales volumes of industrial resins grew 41% in the three months ended September 30, 2003 from the three months ended September 30, 2002. Also, sales volumes of industrial resins were 40% higher in the first nine months of 2003 compared to the same period in 2002. The Chemitec companies, which Dynea International acquired from its parent, Dynea Oy, in January 2003, contributed 68% of the increase in sales and 35% of the increase in volume in the first nine months of 2003.

Sales values of wood and specialty adhesives decreased 3% in the third quarter and 1% first nine months of 2003 from the corresponding periods in 2002 due to lower demand in North America and Asia Pacific as well as lower demand for powder products. Sales volume stayed at the same level during the third quarter and first nine months of 2003 compared to the same periods in 2002.

Sales values of paper overlays products decreased 16% in the third quarter of 2003 and 10% in the first nine months of 2003 compared to the corresponding periods in 2002, primarily due to an unfavorable product mix and the weak U.S. dollar. Sales values declined notwithstanding the fact that sales volumes grew 5% in the third quarter of 2003 and 10% in the first nine months of 2003 compared to the corresponding periods in 2002 due to increased demand for paper overlays products during the periods.


Other operations

Sales in other operations totaled (euro)6.3 million in the three months ended September 30, 2003 and 2002. Sales in other operations totaled (euro)21.0 million in the nine months ended September 30, 2003 compared to (euro)19.3 million in the nine months ended September 30, 2002. These sales were predominantly from the operations of Dynea International's PVC manufacturing plant.


Discontinued operations

There were no sales reported from discontinued operations in the three or nine months ended September 30, 2003 as opposed to (euro)16.3 million in the three months ended September 30, 2002 and (euro)53.3 million in the nine months ended September 30, 2002, due to sale of the Oil Field Chemicals business in January 2003.

Operating profit

Dynea International's operating profit in the third quarter of 2003 decreased to a loss of (euro)1.1 million from a profit of (euro)7.0 million in the third quarter of 2002. In addition, Dynea International's operating profit in the nine months ended September 30, 2003 decreased 72% to (euro)8.8 million from
(euro)30.9 million in the nine months ended September 30, 2002. The decline for both the third quarter and the nine months ended September 30, 2003 compared to the prior periods was predominantly due to raw material cost increases and a highly competitive environment resulting in an inability to fully pass these cost increases to our customers.


Depreciation and amortization charges amounted to (euro)12.8 million and
(euro)38.6 million in the three and nine months ended September 30, 2003 compared with (euro)13.1 million and (euro)40.1 million in the three and nine months ended September 30, 2002, respectively. Depreciation and amortization charges included goodwill amortization of (euro)2.7 million and (euro)8.2 million in the three and nine months ended September 30, 2003 compared with
(euro)3.6 million and (euro)11.0 million in the in the three and nine months ended September 30, 2002, respectively. The decrease in goodwill amortization was due to the sale of the Oil Field Chemicals business.


Panel Board Resins

Operating profit for panel board resins products decreased 41% to (euro)4.3 million in the three months ended September 30, 2003 compared with (euro)7.3 million in the three months ended September 30, 2002. Similarly, operating profit for panel board resins products decreased 49% to (euro)12.2 million in the first nine months of 2003 compared with (euro)24.0 million in the corresponding period of 2002.

The decrease in operating profit in the third quarter of 2003 and in the first nine months of 2003 compared to the same periods in 2002 was mainly attributable to increases in operating expenses, which increased 10% to (euro)113.8 million in the third quarter of 2003 from (euro)103.1 million in the third quarter of 2002, and 10% to (euro)341.4 million in the first nine months of 2003 from
(euro)310.4 million in the first nine months of 2002. The increase in operating expenses was attributable to the increase in the prices of the main raw materials used to make panel board resins products (methanol, phenol, urea and melamine) during the first nine months of 2003 as compared to first nine months of 2002. The increase in average methanol prices was approximately 50% and for other raw materials the increase varied from 10% to 60% depending on the raw material and market area.

In Europe, difficult market conditions continued during the third quarter of 2003 and operating profit from panel board resins in Europe decreased during the three and nine months ended in June 2003 compared to same periods in 2002.

In North America, in the third quarter of 2003, Dynea International's operating profit from panel board resins improved compared to the prior quarters of the year due to lower raw material prices. Operating profit from panel board resins in the third quarter and the first nine months of 2003 decreased from the corresponding periods in 2002 as a result of the difficult business environment in the North American market and general economic downturn, which affected the Dynea International's customer industries.

In Asia Pacific, operating profit was lower for the three and nine months ended September 30, 2003 compared to the three and nine months ended September 30, 2002 due to increased raw material prices and general market downturn in certain areas.

Depreciation and amortization charges with respect to the panel board resins segment amounted to (euro)5.1 million and (euro)15.5 million in the three and nine months ended September 30, 2003 compared with (euro)4.9 million and
(euro)15.2 million in the three and nine months ended September 30, 2002, respectively. Depreciation and amortization charges included goodwill amortization of (euro)0.7 million and (euro)2.0 million in the three and nine months ended September 30, 2003 and 2002.


Industrial and Surfacing

Operating profit for industrial and surfacing decreased to a loss of (euro)1.0 million in the three months ended September 30, 2003 from a profit of (euro)2.1 million in the three months ended September 30, 2002. Similarly, operating profit for industrial and surfacing decreased 66% to (euro)4.7 million over the course of the nine months ended September 30, 2003 from (euro)13.8 million in the corresponding period of 2002.

Operating profit for industrial resins increased in the third quarter of 2003 from the corresponding period in 2002. However, operating profit for the first nine months of 2003 decreased from the corresponding period in 2002 due to intensive competition, which placed downward pressure on prices, increased raw material prices and economic slowdown in the markets in which Dynea International sells industrial resins.

Operating profit for wood and specialty adhesives decreased in both three and nine months ended September 30, 2003 compared to the same periods in 2002 as a result of increases in raw material costs for wood and specialty adhesives during 2003.

High raw material prices and the switch to a less profitable product mix led to a decrease in the operating profit for paper overlays in the third quarter and first nine months of 2003 compared with the same periods in 2002.

Depreciation and amortization charges amounted to (euro)6.8 million in the three months ended September 30, 2003 compared with (euro)6.5 million in the corresponding period of 2002. Depreciation and amortization charges amounted to
(euro)20.7 million in the first nine months of 2003 compared with (euro)19.9 million in the corresponding period of 2002. Depreciation and amortization charges included goodwill amortization of (euro)2.1 million and (euro)2.3 million in the third quarter of 2003 and 2002, respectively, and (euro)6.2 million and (euro)6.9 million in the nine months ended September 30, 2003 and 2002, respectively.


Other operations

Operating loss associated with other operations increased to (euro)4.4 million in the third quarter of 2003 from a loss of (euro)3.0 million in the third quarter of 2002 due to the increases in administrative expenses of corporate functions. Similarly, operating loss associated with other operations increased to (euro)11.9 million in the nine months ended September 30, 2003 from a loss of
(euro)9.5 million in the nine months ended September 30, 2002. Depreciation and amortization charges for other operations were (euro)2.3 million for the nine months period ended September 30, 2003.


Discontinued operations

Operating profit reported from discontinued operations in the nine months ended September 30, 2003 was (euro)3.8 million, which consisted of the gain on the sale of the Oil Field Chemicals business in January 2003.

Finance costs

Interest costs continued to decrease in the three months ended September 30, 2003. Net interest expense amounted to (euro)11.1 million during the period, compared to (euro)15.9 million in the three months ended September 30, 2002. The net interest expense reduction of (euro)4.8 million in the third quarter of 2003 resulted mainly from decreasing interest rates, which reduced the cost of our senior bank financing, and from the prepayment of senior bank loans with the proceeds from the sale of the Oil Field Chemicals business.

The adverse change of (euro)2.2 million in other financial items in the three months ended September 30, 2003 is attributable mainly to foreign exchange gains and losses, which showed a loss of (euro)0.5 million compared to a gain of
(euro)0.9 million in the three months ended September 30, 2002. The remaining
(euro)0.8 million of the adverse change results mainly from lower fair value gains from the interest rate swaps. Total finance costs decreased to (euro)13.9 million in the third quarter of 2003 from (euro)16.5 million in the corresponding period of 2002.

Net interest expense amounted to (euro)37.1 million in the nine months ended September 30, 2003 compared to (euro)46.8 million in the nine months ended September 30, 2002. The net interest expense reduction of (euro)9.7 million in the first nine months of 2003 resulted mainly from decreasing interest rates, which reduced the cost of our senior bank financing, and from the prepayment of senior bank loans with the proceeds from the sale of the Oil Field Chemicals business.

The adverse change of (euro)21.3 million in other financial items is attributable mainly to foreign exchange gains and losses, which showed a loss of
(euro)2.0 million in the first nine months of 2003 compared to a (euro)15.9 million gain in the first nine months of 2002. The remaining (euro)3.4 million of the increase results mainly from lower fair value gains from the interest rate swaps and from additional amortization of capitalized arrangement fees relating to the prepayments of senior bank loans with proceeds from the sale of the Oil Field Chemicals business. Total finance costs increased to (euro)46.8 million in the first nine months of 2003 from (euro)35.2 million in the corresponding period of 2002.

Share of results in associates and joint ventures

Share of results in associates and joint ventures decreased to a (euro)4.0 million profit in the third quarter of 2003 from a (euro)5.0 million profit in the third quarter of 2002. Share of results in associates and joint ventures increased to a (euro)13.4 million profit in the nine months ended September 30, 2003 from a (euro)4.2 million profit in the nine months ended September 30, 2002. The increase was mainly attributable to the performance of Dynea International's 40% investment in the Methanor v.o.f. joint venture. The share of result for the first nine months of 2003 improved as a result of increasing methanol prices during the year.

Income tax expense

Income tax expense increased to (euro)1.4 million in the three months ended September 30, 2003 compared with (euro)1.1 million in the three months ended September 30, 2002. During the first nine months in 2003, income tax expense increased to (euro)18.6 million compared with (euro)4.2 million in the nine months ended September 30, 2002 due to the tax effect of the disposal of the Oil Field Chemicals business.


Liquidity and financial condition

Dynea International's liquidity situation improved during the first nine months of 2003, due to the sale of the Oil Field Chemicals business for gross proceeds of (euro)73.9 million and net proceeds after tax and expenses of around
(euro)55.0 million (post-closing adjustments related to the sale of the Oil Field Chemicals business are pending and they may affect the final proceeds) and due to the company wide working capital reduction project, named "Cash Race 2003", that was launched in the beginning of 2003. There was a reduction in net working capital of (euro)2.6 million despite increased sales prices for the nine months ended on September 30, 2003.

Relating to the sale of Oil Field Chemicals business, it was agreed with the lenders under Dynea International's senior bank facility that (euro)25.0 million of these proceeds is used to prepay senior term loans, of which, (euro)18.0 million was prepaid in the first quarter of 2003, and the remaining part was prepaid in the second quarter of 2003. Additionally, the Chemitec companies were acquired from Dynea Oy, the parent company of Dynea International, for a price of (euro)36.2 million and a capital contribution worth (euro)35.0 million was received from the owners of Dynea International.

At the end of June 2003, Dynea International made a scheduled biannual repayment of senior term-loans of (euro)8.7 million. During the second quarter of 2003, a group contribution of (euro)5.0 million was received from the owners of Dynea International to further strengthen liquidity.

During the third quarter of 2003, (euro)2.7 million of short-term loans were drawn under the revolving credit facility, and consequently at the end of September 2003 the total balance drawn from Dynea International's revolving credit facility was (euro)69.8 million, consisting of (euro)56.5 million short-term loans and (euro)13.3 million guarantees and letters of credit.

In the first nine months of 2003, interest paid amounted to (euro)46.5 million and interest received totaled (euro)1.1 million. During the same period, working capital decreased by (euro)2.6 million and cash levels decreased by (euro)2.2 million, resulting in a total cash balance of (euro)29.7 million at September 30, 2003 compared to (euro)31.9 million at December 31, 2002.

The lenders under Dynea International's senior bank facility agreed to waive all breaches of financial covenants relating to the 12 months ending December 31, 2002. The lenders under Dynea International's senior bank facility also agreed to waive all breaches of financial covenants relating to the three months ending September 30, 2003, subject to the approval of the majority lenders of the company's business plan for the period 2004 to 2006.


At September 30, 2003, Dynea International's net debt stood as follows:

                                   September 30, 2003        December 31, 2002
                                     ((euro)millions)         ((euro)millions)
Gross debt, nominal value                       535.5                    631.1
Capitalized fees                                -23.1                    -26.3
Gross debt, carrying value                      512.4                    604.8

Cash                                             29.7                     31.9
Marketable securities                             1.4                      1.4
Net Debt                                        481.3                    571.5

As reported in the report for the 6 months ended June 30, 2003, Dynea International has been advised by its parent company, Dynea Oy, that Dynea Oy had purchased approximately 25% of Dynea International's outstanding 12 1/4% notes due 2010 in open market and privately negotiated transactions. Although Dynea Oy has advised that no further purchases have been made since the date of that report, it is Dynea International's understanding that, depending on market conditions and the trading price of the notes, Dynea Oy or its affiliates may from time to time purchase additional notes in open market or privately negotiated transactions.

Current Performance

Although many markets in which Dynea International operates continue to be weak, Dynea International expects its financial performance for the fourth quarter of 2003 to be at the same level as, or slightly ahead of, the performance for the same period in 2002.

Investing Activities

Investing activities generated cash of (euro)22.0 million in the first nine months of 2003 compared to the cash used of (euro)15.4 million in the first nine months of 2002. Acquisitions consisted of the purchase of the Chemitec companies totaling (euro)36.2 million, including (euro)1.2 million net cash, during the first nine months of 2003. The disposal of the Oil Field Chemicals business generated (euro)73.9 million. Post-closing adjustments related to the sale of the Oil Field Chemicals business are pending and they may affect the final disposal value. Purchases of property, plant and equipment amounted to
(euro)18.4 million in the first nine months of 2003, of which approximately
(euro)7.4 million related to investments in new plants in China, Thailand and the USA. The remaining capital expenditure of (euro)11.0 million was for replacement investments at several sites during the nine months ended September 30, 2003 compared to (euro)14.3 million during the nine months ended September 30, 2002. Other investing cash flow included a (euro)2.7 million sale of real estate in France and Poland.


Quantitative and Qualitative Market Risk Disclosure

Financial Risk Management

Dynea International's business operations give rise to exposure to market risks due to changes in foreign exchange rates and interest rates. In addition, Dynea International's high level of debt exposes it to the effects of changes in interest rates. To manage these risks, Dynea International enters into hedging transactions and generally uses derivative financial instruments, pursuant to established guidelines and policies, which enable Dynea International to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

Dynea International does not anticipate any material adverse effect on its consolidated position, result of operations, or cash flows, resulting from the use of derivative financial instruments. Dynea International cannot guarantee, however, that its hedging strategies will be effective, or that translation losses can be minimized or forecasted accurately.

Foreign Exchange Risk and Interest Rate Risk

Dynea International's operations are conducted by many entities in many countries, and accordingly, its results of operations are subject to currency transaction risk and currency translation risk. Dynea International's historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, and the Canadian dollar and also by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as Dynea International has a significant amount of worldwide production and sales.

Because Dynea International has global investments, production facilities and other operations, Dynea International has assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in its financial statements. Dynea International hedges its exposures on a net exposure basis using foreign currency forward contracts. Dynea International's main exposures are related to assets and liabilities denominated in the U.S. dollar, Canadian dollar, and Norwegian kroner. Dynea International's businesses include a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. However, Dynea International's main adhesive resin business sales are largely conducted within a limited geographic area near its production sites, which somewhat limits its foreign exchange transaction exposures.

Dynea International's main objective of interest rate risk management will continue to be to reduce its total funding cost and to alter its interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, Dynea International was required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. Historically, Dynea International has primarily borrowed in the euro, U.S. dollar, Canadian dollar, and Norwegian kroner, among other currencies. Its historical policy was to hedge approximately 50% of borrowings against future movements in interest rates.

Interest Rate Exposure

As of September 30, 2003, Dynea International had (euro)222.1 million in syndicated long-term variable rate debt, of which (euro)105.9 million was hedged through LIBOR-based interest rate swaps, of which (euro)37.4 million were participating swaps. The participating swaps effectively hedge for 50% interest rate change until a capped rate of interest, after which the hedge is 100%. As of September 30, 2003, the swaps had a remaining average life of approximately
1.7 years, the first one maturing in October 2003 (as shown in the table below). The capped interest rate for Norwegian kroner was 8% as of September 30, 2003. An interest rates average increase of 25 basis points would cause Dynea International's annual interest expense to increase about (euro)0.4 million, with those interest rates being below the capped interest rates.

Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The net fair values of Dynea International's interest rate derivatives outstanding as of September 30, 2003 and September 30, 2002 were negative (euro)0.9 and negative
(euro)1.6 million, respectively.

  Interest Rate Swaps                   Notional
                                          Amount   Maturity
                                ----------------   ----------------------------
                                ((euro) million)
Variable to Fixed:
     Norwegian kroner .......               37.4   October 2003
     U.S. dollar ............               55.8   November 2004 / March 2005 /
                                                   August 2006 / September 2006
     Canadian dollar ........               12.7   March 2006

Short-term loans also involve interest rate risk. The Company mainly borrows under a revolving credit facility to cover working capital and other needs. The balance of the revolving credit facility was (euro)55.2 million as of September 30, 2003.

Foreign Currency Exchange Rate Exposure

At September 30, 2003, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International's primary net foreign currency exposures at September 30, 2003 included exposures to the U.S. dollar, Norwegian kroner and Canadian dollar. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases in the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The net fair values of Dynea International's foreign exchange forward contracts that were outstanding as of September 30, 2003 and September 30, 2002, were positive (euro)0.4 million and
(euro)1.4 million, respectively.



Procedures and Controls



Dynea International has carried out an evaluation under the supervision and with the participation of Dynea International's management, including the CEO and the CFO, of the effectiveness of the design and operation of Dynea International's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Dynea International's evaluation, the CEO and the CFO have concluded that, as of September 30, 2003, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Dynea International files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There has been no change in Dynea International's internal control during the three months ending September 30, 2003 that has materially affected, or is reasonably likely to materially affect, Dynea International's internal control over financial reporting.


Dynea International Oy and Subsidiaries                                                                    10 (15)
Consolidated condensed income statement



(unaudited)
(all amounts in (euro) millions )
                                        3 months ended   3 months ended   9 months ended   9 months ended   12 months ended
                                        September 30,    September 30,    September 30,    September 30,      December 31,
                                             2003             2002             2003             2002              2002

Sales                                       242.0            234.7            742.8            717.9              955.8

Other operating income                        2.1              3.3              7.4              9.9               13.8

Expenses                                   (232.4)          (218.6)          (706.6)          (657.5)            (887.8)
Depreciation and Amortization               (12.8)           (13.1)           (38.6)           (40.1)             (53.8)
Profit on sale of operations                   -                -               3.8               -                 -
Restructuring and other related items          -               0.7               -               0.7                0.7
                                       ---------------------------------------------------------------------------------------
Operating (loss)/profit                      (1.1)             7.0              8.8             30.9               28.7

Finance costs
  Interest expense, net                     (11.1)           (15.9)           (37.1)           (46.8)             (61.6)
  Other financial (expense)/income           (2.8)            (0.6)            (9.7)            11.6               11.6
Total finance costs                         (13.9)           (16.5)           (46.8)           (35.2)             (50.0)

Share of result
of associates and joint ventures              4.0              5.0             13.4              4.2                3.3
                                       ---------------------------------------------------------------------------------------
Loss before income tax
and minority interests                      (11.0)            (4.5)           (24.6)            (0.1)             (18.0)
Income tax (expense)/benefit                 (1.4)            (1.1)           (18.6)            (4.2)               5.2
Minority interest                            (0.5)            (1.0)            (1.8)            (2.6)              (2.5)
                                       ---------------------------------------------------------------------------------------
Net loss                                    (12.9)            (6.6)           (45.0)            (6.9)             (15.3)
                                       =======================================================================================


Dynea International Oy and Subsidiaries                                                                        11 (15)
Consolidated condensed balance sheet

(unaudited)
(all amounts in (euro) millions )

                                                     As at September 30,   As at September 30,   As at December 31,
                                                            2003                   2002                  2002
ASSETS
Non-current assets
Property, plant and equipment                                424.2                 426.6                 417.3
Intangible assets                                            180.9                 256.9                 252.7
Investments in associates and joint ventures                  43.0                  42.3                  37.7
Other non-current assets                                       2.9                   3.7                   2.9
                                                    ------------------------------------------------------------------
                                                             651.0                 729.5                 710.6

Current assets
Inventories                                                   57.7                  73.6                  75.3
Receivables                                                  129.6                 139.3                 139.6
Other current assets                                           9.0                  10.3                  11.7
Cash and cash equivalents                                     29.7                  33.9                  31.9
                                                    ------------------------------------------------------------------
                                                             226.0                 257.1                 258.5

Total assets                                                 877.0                 986.6                 969.1
                                                    ==================================================================


SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders equity
Share capital                                                293.0                 288.0                 288.0
Share premium                                                 35.0                   -                     -
Retained deficit                                            (199.3)               (143.1)               (159.6)
                                                    ------------------------------------------------------------------
                                                             128.7                 144.9                 128.4

Minority interest                                             11.5                  12.1                  11.0

Non-current liabilities
Borrowings                                                   433.8                 500.5                 482.8
Other non-current liabilities                                 78.5                  80.3                  64.4
                                                    ------------------------------------------------------------------
                                                             512.3                 580.8                 547.2

Current liabilities
Accounts payable                                              84.8                  78.3                  94.2
Borrowings and current portion of long-term debt              78.7                 110.7                 122.0
Other current liabilities                                     61.0                  59.8                  66.3
                                                    ------------------------------------------------------------------
                                                             224.5                 248.8                 282.5

Total liabilities                                            736.8                 829.6                 829.7

Total equity and liabilities                                 877.0                 986.6                 969.1
                                                    ==================================================================

Dynea International Oy and Subsidiaries                                                                   12 (15)
Consolidated condensed cash flow statement

(unaudited)
(all amounts in (euro) millions )
                                                   9 months ended  9 months ended   12 months ended
                                                    September 30,  September 30,    December 31,
                                                        2003            2002            2002
Cash flow from operating activities
Net loss                                                (45.0)          (6.9)          (15.3)
 Adjustments, total                                      88.6           76.9            97.1
 Change in net working capital                            2.6          (10.0)            4.2
Cash generated from operations                           46.2           60.0            86.0

 Interest received                                        1.1            0.7             0.7
 Interest paid                                          (46.5)         (53.9)          (64.9)
 Other financial expense and income                      13.2            0.4             2.4
 Dividends from associates                                8.3            0.6             1.3
 Income taxes paid                                       (4.7)          (6.0)          (10.6)
Net cash provided by operating activities                17.6            1.8            14.9

Acquisitions                                            (36.2)          (1.1)           (1.1)
Disposals of businesses                                  73.9             -               -
Purchase of property, plant and equipment               (18.4)         (14.3)          (25.0)
Other investing cash flow, net                            2.7             -              1.0
                                                   ------------------------------------------------
Net cash provided by/(used in) investing activities      22.0          (15.4)          (25.1)

Issuance of share capital/capital contribution           40.0           15.2            15.2
Dividends to minority shareholders                       (1.0)          (0.7)           (1.1)
Net proceeds/(payments) from borrowings                 (79.3)         (27.2)          (31.8)
                                                   ------------------------------------------------
Net cash used in financing activities                   (40.3)         (12.7)          (17.7)

Decrease in cash and cash equivalents                    (0.7)         (26.3)          (27.9)

Movement in cash and cash equivalents
At start of the interim period                           31.9           59.5            59.5
Effect of exchange rates                                 (1.5)           0.7             0.3
Decrease                                                 (0.7)         (26.3)          (27.9)
                                                   ------------------------------------------------
At end of the interim period                             29.7           33.9            31.9
                                                   ================================================


Consolidated condensed statement of
changes in equity
                                         Share          Share       Related Party     Retained      Translation
                                        Capital         Premium     Transactions       Deficit       Adjustment        Total

Balance at 1 January 2002                281.0            -              38.2         (121.5)          (25.0)         172.7
Shares issued                              7.0                                                                          7.0
Translation adjustment                                                                                 (27.9)         (27.9)
Net loss                                                                                (6.9)                          (6.9)
                                     ---------------------------------------------------------------------------------------------
Balance at 30 September 2002             288.0            -              38.2         (128.4)          (52.9)         144.9


Balance at 1 January 2003                288.0            -              33.1         (136.8)          (55.9)         128.4
Shares issued                              5.0           35.0                                                          40.0
Group contribution                                                        5.0                                           5.0
Transaction under common control                                         (8.9)                                         (8.9)
Translation adjustment and other                                                                         9.2            9.2
Net loss                                                                               (45.0)                         (45.0)
                                     ---------------------------------------------------------------------------------------------
Balance at 30 September 2003             293.0           35.0            29.2         (181.8)          (46.7)         128.7


Dynea International Oy and Subsidiaries                                  13 (15)
Notes to interim consolidated condensed financial statements


1.   Accounting policies

These unaudited interim consolidated condensed financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2002.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

2. Segment information


(unaudited)
(all amounts in (euro) millions )
                                       3 months ended    3 months ended   9 months ended   9 months ended   12 months ended
                                        September 30,    September 30,    September 30,    September 30,     December 31,
                                            2003              2002             2003             2002             2002
Sales

    Panel Board Resins                       123.2            115.3            369.1            349.6             468.0
    Industrial and Surfacing                 112.5             96.8            352.7            295.7             389.5
    Other Operations                           6.3              6.3             21.0             19.3              27.1
    Discontinued Operations                      -             16.3                -             53.3              71.2
    --------------------------------------------------------------------------------------------------------------------
    Total sales                              242.0            234.7            742.8            717.9             955.8

Operating profit/(loss)

    Panel Board Resins                         4.3              7.3             12.2             24.0              27.3
    Industrial and Surfacing                  (1.0)             2.1              4.7             13.8              10.2
    Other Operations                          (4.4)            (3.0)           (11.9)            (9.5)            (11.1)
    Discontinued Operations                      -              0.6              3.8              2.6               2.3
    --------------------------------------------------------------------------------------------------------------------
    Total                                     (1.1)             7.0              8.8             30.9              28.7


    Beginning in the first quarter of 2003, the Company divided its Bonding and Surfacing business segment into the Panel Board Resins and Industrial and Surfacing operating segments, to better reflect the ongoing operations. Prior periods have been restated to reflect this change.

    Other operations includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support, corporate functions and treasury operations.

    In 2002 the reported sales and operating profit in respect of discontinued operations included the Oil Field Chemicals segment that was sold in January 2003. The 2003 operating profit of discontinued operations consists of the gain of the sale of the Oil Field Chemicals segment.

Dynea International Oy and Subsidiaries                                  14 (15)
Notes to interim consolidated condensed financial statements
(unaudited)
(all amounts in (euro) millions )

3. Commitments and contingencies

                                                        9 months ended             12 months ended
                                                      September 30, 2003          December 31, 2002

   Mortgages, pledges and
   other guarantees given:
   Chattel mortgages                                                90.3                  58.9
   Real estate mortgages                                           205.7                 219.6
   Investments in subsidiaries at historical cost                1,264.5               1,269.5
   Other pledges given                                             201.7                 210.4
   Other guarantees given                                            1.9                   3.3

   Leasing commitments
   Portion falling due during the next
   financial year                                                    2.8                   3.4
   Portion for subsequent years                                     23.5                  28.7
                                                     ------------------------------------------
   Total                                                            26.3                  32.1

Nominal values of derivative financial instruments

                                                        9 months ended             12 months ended
                                                      September 30, 2003          December 31, 2002

   Interest rate swaps, caps, and futures contracts                124.6                 148.9
   Foreign exchange forward contracts                              117.9                 209.3

Maturity of interest rate swap contracts:
   Under 1 year                                                     37.4                  73.2
   2-5 years                                                        68.5                  19.1



Fair values of derivative financial instruments
                                                                        9 months ended                    12 months ended
                                                                       September 30,2003                  December 31, 2002
                                              ------------------------------------------------------------------------------
                                                Positive             Negative            Net                    Net
                                              Fair Values           Fair Values      Fair Values            Fair Values
                                              ------------------------------------------------------------------------------

   Interest rate swaps, caps, and
   futures contracts                                  -                  (0.9)          (0.9)                 (0.4)
   Foreign exchange forward contracts               1.0                  (0.6)           0.4                   4.4

Maturity of interest rate swap contracts:
   Under 1 year                                       -                   0.0            0.0                  (0.2)
   2-5 years                                          -                  (0.9)          (0.9)                 (0.2)


Fair values of the interest rate swaps, caps, futures, and foreign exchange forward contracts are recognised in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Receivables or Other Current Liabilities in accordance with IAS
39. The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea International's exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

Dynea International Oy and Subsidiaries                                  15 (15)
Notes to interim consolidated condensed financial statements
(unaudited)
(all amounts in (euro) millions )

4. Discontinued Operations
On January 28, 2003 Dynea International sold its Oil Field Chemicals business segment to M-I L.C.C. The deal became effective as of January 1, 2003. The pretax gain on sale of Oil Field Chemicals segment was (euro)3.8 million.

5. Related Party Transactions and Balances
Effective January 1, 2003 Dynea International acquired from its parent company Dynea the Chemitec companies Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of (euro)36.2 million. The acquisition was regarded as a transaction between parties under common control and handled as a pooling. The value of net identifiable assets of the companies was (euro)45.1 million at the date of acquisition. The resulting difference of (euro)8.9 million was recorded as an adjustment to equity.

The gross amount of negative goodwill (euro)17.0 is recognised as income over 18 years.
The cumulative amount of negative goodwill recognised as income amounted to
(euro)1.1 million at January 1, 2003 and (euro)1.8 million at September 30, 2003. The negative goodwill is recognised as income in the line Depreciation and and amortization of the income statement. The carrying amount at the end of the period was (euro)15.3 million.

The assets and liabilities arising from the acquisition are as follows:
(all amounts in(euro)millions )

   Property, plant and equipment                                     40.1
   Other assets less liabilities                                      5.0
   -----------------------------------------------------------------------
   Book value of net assets                                          45.1
   Difference taken to shareholders' equity                          (8.9)
   -----------------------------------------------------------------------
   Total purchase consideration                                      36.2



   Related Party Transactions                                  9 months ended         9 months ended
                                                             September 30, 2003     September 30, 2002
Sales to associates                                                   5.2                   0.5
Sales to other related parties                                        8.8                   9.1
Purchases from associates                                            16.7                  10.9
Purchases from other related parties                                  8.2                   1.8
Other income from other related parties                               0.1                     -
Other expenses to other related parties                               0.1                     -
Interest expenses to other related parties                            4.8
Management service charges from related parties                       5.8                   5.6

   Related Party Balances                                    As at September 30,    As at September 30,
                                                                   2003                    2002
Loans receivables from associates                                     0.6                   0.7
Accounts receivables from associates                                  0.5                   0.3
Accounts receivables from other related parties                       1.6                   2.3
Other current receivables from other related parties                  1.1                   0.2
Loans payables to other related parties                              58.0                   0.1
Accounts payables to associates                                       1.6                   2.3
Accounts payables to other related parties                            4.1                   0.4
Purchase price payables to other related parties                      0.7                   1.3
Other current liabilities to other related parties                    2.3                   5.6


In June 2003, Dynea Chemicals received a group contribution of (euro)5.0 million from its parent company Dynea.

6. Subsequent event
There are no major subsequent events.